

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2019

Leon Black
Chairman and Chief Executive Officer
Apollo Global Management LLC
9 West 57th Street, 43rd Floor
New York, NY 10019

> **Re: Apollo Global Management LLC**
> **PRE 14C**
> **Filed July 15, 2019**
> **File No. 001-35107**

Dear Mr. Black:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Financial Services